pE
4-30-02

02027969

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date April 10, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

April 10, 2002 CDNX SYMBOL: IMR

NEWS RELEASE

Exploration Update - Peru

IMA Exploration Inc. is pleased to announce the completion of the pre-drilling exploration program on the Company's 68 square kilometer Rio Tabaconas gold project, located in Northwestern Peru.

The completed work program consisted of:

- 25,000 meters of ground magnetometer and IP/Resistivity surveys over the Tablon and Cerro Las Minas targets.
- Surface sampling expanded from 2,300 samples to over 3,200 soil, silt, and rock samples.
- Structural mapping and detailed geological mapping of the ten plus priority gold targets discovered to date.

The primary objective of the program was to establish the connection between numerous mineralized structures identified on several highly anomalous gold targets. The targets occur within a 4 kilometer by 2 kilometer, northwest trending mineralized corridor, located in the center of IMA's Rio Tabaconas project.

The results of this program will be made public later this month once all assays and data are received, plotted, and evaluated.

Following the compilation of the new data from the pre-drilling program, the Company's Technical Team will evaluate all information obtained to date and make recommendations regarding the planned follow-up 2002 Phase II drill program. IMA's Technical Team consists of several professional geologists, supported by specialists with specific skills relevant to the Rio Tabaconas project. Drilling recommendations will be made jointly by the Technical Team, IMA's field geologists and the contracted specialists involved in the exploration program.

IMA holds an option to acquire a 100% interest in the Rio Tabaconas project. The property is located in the Cajamarca mineral belt, which is host to over a dozen gold and copper discoveries, including Newmont Mining's Yanacocha, the largest gold discovery in South America.

In other exploration activity, IMA has hired the services of Mr. Art Freeze, P.Geo., F.G.A.C., who is conducting a review of potential new acquisitions adjacent to and in the region of the Rio Tabaconas project. Mr. Freeze has extensive experience in northwestern Peru and he produced the original property recommendation for IMA on Rio Tabaconas in 1997.

IMA Exploration Inc. continues to seek new exploration opportunities through its extensive contact base to add to its strategic land position, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

Cautionary Note to US Investors:This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2002 Number 6